

September 6, 2017

By E-Mail

Mr. Phillip Goldstein
Bulldog Investors, LLC
250 Pehle Avenue
Suite 708
Saddle Brook, NJ 07663

> **Re:** **DTLA Fund Office Trust Investors, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed on August 28, 2017**
> **Filed by Bulldog Investors, LLC**
> **File No. 001-36135**
>
> **Soliciting Materials filed pursuant to Rule 14a-12 on August 29, 2017**
> **Filed by Bulldog Investors, LLC**
> **File No. 001-36135**

Dear Mr. Goldstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Preliminary Proxy Statement

1.   Please fill in the blanks in your proxy statement.

2.   Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

3.   Revise your disclosure to explain how the authorizations will be counted and whether there is a deadline by which sufficient authorizations must be received and presented to the company, whether established by law or the company's organizational documents.

4.   Revise your disclosure to provide the information required by Item 6(d) of Schedule 14A.

Participants

5.   Provide the names of Bulldog Investors' principals.

Form of Authorization Card

6.   No bold-face type appears to exist for the disclosures required by Rule 14a-4(a)(1) and Rule 14a-4(b)(1). Please advise or revise.

Soliciting Materials

7.   Please revise your materials to include the information and legend required by Rule 14a-12(a)(1).

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

        Please direct any questions to me at (202) 551-3619.

                                                Sincerely,

                                                /s/ Daniel F. Duchovny
                                                Daniel F. Duchovny
                                                Special Counsel
                                                Office of Mergers and Acquisitions